O’Melveny & Myers LLP Two Embarcadero Center 28ᵗʰ Floor San Francisco, CA 94111-3823	T: +1 415 984 8700 F: +1 415 984 8701 omm.com

June [23], 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tracey Houser
Terence O'Brien
Juan Grana
Katherine Bagley

Re:	Heartflow, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted April 18, 2025
CIK No. 0001464521
To the addressees set forth above:
On behalf of our client, Heartflow, Inc., a Delaware corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 28, 2025, regarding the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1, as confidentially submitted via EDGAR to the Commission on April 18, 2025 (the “Draft Registration Statement”).
Concurrently with the submission of this letter, the Company is confidentially submitting its revised registration statement on Form S-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for review. The changes reflected in the Revised Registration Statement include those made in response to the comments of the Staff set forth in the Staff’s letter of April 28, 2025.
For the Staff’s convenience, we have reproduced below the comments from the Staff in bold italics, in each case followed by the Company’s corresponding response. Where applicable, we have included references to pages in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Revised Registration Statement.

Austin  •  Century City  •  Dallas  •  Houston  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC
Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Risk Factors
We face risks associated with a concentrated customer base, page 23
1.We note your response to comment 5. Please revise to explain how "the decision-making function for some of [your] accounts is concentrated in a relatively small number of customers," and advise whether you expect new accounts to come from current or new customers going forward. Please also clarify how you determine an account is "new," given your disclosure that decision-making for accounts is concentrated in a relatively small number of customers.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 85.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of our results of operations, page 84
2.We note your revised disclosure that "new accounts generally take 12 months to reach steady state revenue case volumes." Please revise to clarify the case volumes you consider to be "steady state," and explain the significance of this fact to your business and operations.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84.
3.You disclose that "[r]evenue cases generated from clinic or office-based accounts typically carry a lower pricing than hospital-based accounts, commensurate with their lower reimbursement levels," and that you "expect the percentage of [y]our revenue cases generated from clinic or office-based accounts to increase over time." You also disclose that your revenue has fluctuated, and you expect it to continue to fluctuate based on, among other things, changes in the mix of customer accounts. To provide context for investors regarding your pricing, revenue, and customer mix, please clarify the percentage of your installed base attributable to clinic or office-based accounts compared to hospital-based accounts for the financial periods presented in the filing.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 85.

Results of operations, page 86
4.We note your revised analysis of revenue in response to comment 6. As requested, please quantify the impact the three factors discussed had on revenue for fiscal year 2024 as compared to fiscal year 2023. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification (i.e., Release 33-8350, Section III.B.3.) for guidance.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84-89.
The Company respectfully advises the Staff that it has considered Item 303(b)(2)(i) and (iii) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification (i.e., Release 33-8350, Section III.B.3.) and believes that its existing disclosure complies with such requirements because its disclosure includes a discussion of the primary driver of the change in revenue, which for the comparison of the years ended December 31, 2023 and 2024 was an increase in revenue case volume. While the Company had disclosed additional factors other than the increase in revenue case volume as impacting the change in revenue between the periods, the Company respectfully advises the Staff that only the increase in revenue case volume had a material impact on revenue during the year ended December 31, 2024 as compared to the prior year. In addition, the Company’s disclosure under the heading “—Heartflow revenue cases” provides investors with additional information about revenue cases that supplements, together with other disclosures, its disclosure regarding period-to-period changes in revenue.
The Company will continue to consider the impacts of additional factors on revenue, and will disclose and quantify, to the extent quantification is possible, such additional factors in future filings if they are material, in accordance with Item 303(b)(2) of Regulation S-K.
Further, the Company considered Item 303(b)(2)(ii) of Regulation S-K and respectfully advises the Staff that it does not believe disclosure is necessary to satisfy its disclosure obligations thereunder. Should a material known trend appear in the future, the Company advises the Staff that it will include related disclosures in accordance with Item 303(b)(2)(ii) of Regulation S-K. The Company respectfully notes that it has disclosed expected trends that may impact revenue under the heading “—Components of our results of operations—Revenue.”
5.We note your disclosure on page 88 that "[t]he gross margin increase during the year ended December 31, 2024 was primarily driven by increased revenues and through the launch of a major new algorithm that significantly increased the automation of manual components of the production teams’ process, which lowered the cost of revenue per analysis." Please revise to briefly discuss the new algorithm. Further, as requested in comment 7, please quantify the impact the increase in revenue and the launch of a new algorithm had on the increase in gross margin for fiscal year 2024 compared to fiscal year 2023. Refer to Item

303(b)(2) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification (i.e., Release 33-8350, Section III.B.3.) for guidance.
Response: The Company respectfully advises the Staff that the Company’s launch of a new algorithm was only one of several factors that collectively contributed to the reduction in cost of revenue per analysis, which benefited our gross margin increase during the period. In addition to the release of new algorithms that increased process automation, these factors included updated software that improved analyst efficiency, improved coaching and training, and other one-time efficiency projects. The Company believes these factors, together with its tenured analyst teams, led to an approximate 50% reduction in the average per analyst case processing time, resulting in efficiencies that drove a lower cost of revenue per analysis. The Company respectfully advises the Staff that it has considered Item 303(b)(2)(i) and (iii) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification (i.e., Release 33-8350, Section III.B.3.) and that, due to the interrelatedness of the above factors, it is not able to further quantify the extent to which these factors contributed to the efficiency improvements or to the increase in gross margin.
In response to the Staff’s comment, the Company has revised its disclosure on page 89 to clarify that the increase in gross margin during the period was primarily driven by increased revenues that were aided by the efficiency improvements described above. As part of this disclosure, the Company has expanded its description of the new algorithms to more clearly indicate their impact on the gross margin improvement. In its revised disclosure, the Company has also quantified the impact of a royalty rate reduction and lower software amortization costs. The Company will continue to consider the impacts of additional factors on gross margin, and will disclose and quantify, to the extent quantification is possible, such additional factors in future filings if they are material, in accordance with Item 303(b)(2) of Regulation S-K.
Further, the Company considered Item 303(b)(2)(ii) of Regulation S-K and has included disclosure that it expects reductions to analyst processing time driven by the specified efficiency improvements will have significantly less impact on future gross margin expansion. Should any other material known trend appear in the future, the Company advises the Staff that it will include related disclosures in accordance with Item 303(b)(2)(ii) of Regulation S-K.
Liquidity and capital resources
Sources of liquidity, page 89
6.We note in response to comment 8 that you intend to disclose your cash balance as of March 31, 2025. In addition, please expand your disclosures to provide investors with a discussion of the material factors that have impacted and will continue to impact your liquidity from a short-term and long-term perspective. Specifically, we note that as of December 31, 2024 in comparison to December 31, 2023, when you concluded that there was substantial doubt about your ability to continue as a going concern, your working capital has decreased, the degree to which total liabilities exceeds total assets has increased, total stockholders’ deficit has increased, you continue to recognize loss from operations and net loss, and that you expect to "continue to incur losses and expend significant amounts of cash in the foreseeable future." This discussion should bridge the gap between these negative factors and your conclusion that your cash balance is sufficient to meet all of your cash obligations within the next 12 months and explain how you intend to address your ongoing liquidity needs over the long-term and the implications if you are unable to meet those long-term liquidity needs. Refer to Item 303(b)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification (i.e., Release 33-8350, Section IV) for guidance.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91.
Business
Our Heartflow FFRCT Analysis, page 120
7.We note your response to comment 9. Please tell us how the PRECISE trial supports your disclosure that NITs are inaccurate a majority of the time, and often result in either missed CAD diagnoses or unnecessary invasive procedures, and revise your disclosure accordingly.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 111.
*                                             *                                             *
We appreciate the Staff’s comments and request that the Staff contact the undersigned at (415) 984-8943 or rcoombs@omm.com with any questions or comments regarding this letter and/or the Revised Registration Statement.

Sincerely,

/s/ Ryan Coombs
Ryan Coombs
O’Melveny & Myers LLP

cc:
John C.M. Farquhar, Chief Executive Officer, Heartflow, Inc.
Vikram Verghese, Chief Financial Officer, Heartflow, Inc.
Angela Ahmad, Chief Legal and Compliance Officer, Heartflow, Inc.
Shelly Heyduk, O’Melveny & Myers LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP
Charles S. Kim, Cooley LLP

5